For Immediate Release

Nordion Enters into Agreement to Divest Targeted Therapies Business to BTG plc

Ottawa, Canada, May 23, 2013 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services for the prevention, diagnosis and treatment of disease, announced that it has entered into an agreement to divest its Targeted Therapies business to BTG plc (LSE: BTG) (“BTG”), an international specialist healthcare company based in London, United Kingdom, for a cash purchase price of US$200 million. Net of cash taxes and transaction costs, Nordion expects to realize approximately US$185 million on closing.  The transaction is anticipated to be completed by the end of June 2013.

Nordion manufactures and commercializes TheraSphere®, a targeted liver cancer therapy, the sole product in its Targeted Therapies business. Under the terms of the transaction agreements, BTG is expected to acquire TheraSphere and Nordion has agreed to continue manufacturing TheraSphere under a Manufacturing and Support Agreement with a contract term of three years, plus a two-year extension at BTG’s option. Approximately 40 Nordion employees are expected to join BTG following the completion of this transaction, which is subject to customary closing conditions and approval by BTG shareholders.

“Nordion built TheraSphere into a valuable product over the past decade and has positioned it for future growth and development. Given BTG’s position as a leader in interventional medicine, we believe it is an ideal home for TheraSphere and the talented people that support it,” said Steve West, Chief Executive Officer, Nordion.  “We also believe this transaction provides value for our shareholders and leaves Nordion with a focused specialty isotopes business. We intend to continue our strategic review process which includes an assessment of potential uses for the cash proceeds from this sale.”

The decision to divest Targeted Therapies was made as part of Nordion’s ongoing strategic review with the assistance of the Company’s financial advisor, Jefferies LLC, as announced on January 28, 2013.

About Nordion
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

About BTG
BTG is an international specialist healthcare company that is developing and commercialising products targeting critical care, cancer and other disorders. The company has diversified revenues from sales of its own marketed products and from royalties on partnered products, and is seeking to acquire new programmes and products to develop and market to specialist physicians. www.btgplc.com

About TheraSphere®
TheraSphere® is a liver cancer therapy that consists of millions of small glass beads (20 to 30 micrometers in diameter) containing radioactive yttrium-90 (Y-90). The product is injected by physicians into the artery of the patient’s liver through a catheter, which allows the treatment to be delivered directly to the tumour via blood flow.

In the US, TheraSphere® is used to treat patients with unresectable hepatocellular carcinoma (HCC), the most common form of primary liver cancer, and can be used as a bridge to surgery or transplantation in these patients.  It is also indicated for the treatment of HCC patients with portal vein thrombosis (PVT).  TheraSphere® is approved by the U.S. Food and Drug Administration (FDA) under a Humanitarian Device Exemption (HDE). HDE approvals are based on demonstrated safety and probable clinical benefit. However, effectiveness of the indication for use has not been established.

TheraSphere® is used in the European Union and in Canada for the treatment of hepatic neoplasia in patients who have appropriately positioned arterial catheters.

Common side effects include mild to moderate fatigue, pain and nausea for about a week. Physicians describe these symptoms as similar to those of the flu. Some patients experience some loss of appetite and temporary changes in several blood tests. For details on rare or more severe side effects, please refer to the TheraSphere® package insert/instructions for use at www.nordion.com/therasphere.

Forward-Looking Statements
This news release contains "forward-looking statements" relating to a proposed transaction and other statements that are not historical facts. Such statements are subject to known and unknown important risks, uncertainties, assumptions and other factors that may cause actual results or events to differ materially from the forward-looking statements in this news release.

The timing and completion of the proposed transaction is subject to many conditions, risks and uncertainties, including without limitation closing conditions, and there can be no assurance that the proposed transaction will occur, or that it will occur on the terms and conditions currently contemplated by the Nordion and its management. The proposed transaction could be modified, restructured or terminated.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Except as may be required by securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Additionally, we undertake no obligation to comment on expectations of, or statements made by, third parties in respect of the proposed transaction.

For additional information with respect to certain of these and other beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2012 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.  These documents are also available on Nordion’s website at www.nordion.com.

CONTACTS:

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Shelley Maclean
(613) 592-3400 x. 2414
shelley.maclean@nordion.com

SOURCE: Nordion